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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 28799

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JICC-Tradeco, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 Carolane Trail
(No. and Street)

Houston (City) Texas (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack B Evans III
(Name – *if individual, state last, first, middle name*)

Three Riverway, Suite 125 (Address) Houston (City), Texas (State) 77056-1959 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R Maples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UCC - Tradeco, Inc., as of 31 December, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLI LYNN GRIFFITH
MY COMMISSION EXPIRES
September 1, 2015

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACK EVANS
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
IICC - Tradeco, Inc.
Houston, Texas

I have audited the balance sheets of IICC - Tradeco, Inc. as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of IICC – Tradeco, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IICC - Tradeco, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John B. Evans II, CPA
Houston, Texas

February 28, 2013

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-1954 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com
LICENSED AS JOHN B. EVANS II

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
IICC - Tradeco, Inc.
Houston, Texas

In planning and performing my audit of the financial statements of IICC-Tradeco, Inc. for the years ended December 31, 2012 and 2011, I considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of IICC – Tradeco, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

John B. Evans II, CPA
Houston, Texas

February 28, 2013

IICC-TRADECO, INC.

BALANCE SHEETS

AS OF DECEMBER 31,

ASSETS

		2012		2011
Cash and cash equivalents	$	6,570	$	6,755
Receivables		0		0
Due from Parent		0		0
Prepaid & Other Expenses		2,115		2,457
Total assets	$	8,685	$	9,212

LIABILITIES AND STOCKHOLDER'S EQUITY

		2012		2011
LIABILITIES				
Accounts payable	$	0	$	0
STOCKHOLDER'S EQUITY				
Preferred stock , 10% non-cumulative, $1,000 par value, authorized 200 shares, issued and outstanding 0 shares		0		0
Common stock , no-par value, authorized 200 shares, issued and outstanding 1 shares		603		603
Additional paid-in capital		393,317		388,129
Accumulated deficit		(385,235)		(379,520)
Total stockholder's equity		8,685		9,212
Total liabilities and stockholders' equity	$	8,685	$	9,212

The accompanying notes are an integral part of this statement.

IICC - TRADECO, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011

NOTE A - SUMMARY OF ACCOUNTING POLICIES

IICC - Tradeco, Inc. ("IICC - Tradeco") is a wholly-owned subsidiary of Institutional Investors Consulting Company, Inc. ("IICC, Inc."), and is a registered broker and dealer of securities. IICC - Tradeco was formed as a New York corporation in 1982, and has been operating in Houston, Texas since 1994. IICC - Tradeco brokers private placement securities.

Cash and cash equivalents - IICC - Tradeco considers as cash all liquid securities with maturities of three months or less.

Revenues are recognized when services are performed. Management considers all amounts recorded as trade receivables fully collectible, so no allowance is provided. All amounts due are from a single hedge fund financial institution.

Income taxes are filed on a consolidated basis with IICC, Inc.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No recent accounting pronouncements are expected to have any effect on IICC – Tradeco's financial statements.

NOTE B - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

None.

NOTE C - NET CAPITAL REQUIREMENTS

IICC - Tradeco is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. However, IICC - Tradeco has entered into an agreement with the Financial Industry Regulatory Authority (FINRA, formerly NASD) pursuant to which IICC - Tradeco must maintain minimum net capital of $5,000 and a ratio not to exceed 12 to 1.

At December 31, 2012 and 2011, IICC - Tradeco had net capital of $6,570 and $6,755, respectively. IICC – Tradeco's net capital ratio was 0.00% (2012) and 0.00% (2011).

NOTE D - RELATED PARTY TRANSACTIONS

IICC - Tradeco uses personnel and facilities of IICC, Inc. IICC - Tradeco makes payments from time to time to IICC, Inc. for these services, paying $0 and $0 during 2012 and 2011, respectively.

NOTE E – CAPITAL CONTRIBUTION

During 2012 and 2011, IICC - Tradeco received additional contributions of $5,188 and $6,738, respectively, from its shareholders.

IICC - TRADECO, INC.
SUPPLEMENTARY INFORMATION
For the years ended December 31, 2012 and 2011

1. Computation of Reserve Requirement Pursuant to Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

2. Information Relating to Possession or Control Requirements under Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

IICC-TRADECO, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2012	2011
REVENUE		
Commissions	$ 0	$ 0
Total revenue	**0**	**0**
OPERATING EXPENSES		
Fees- parent company		
Legal & professional fees	2,825	2,900
Licenses & state fees, taxes	2,688	3,779
General and administrative	202	250
Total expenses	**5,715**	**6,929**
Loss from operations	**(5,715)**	**(6,929)**
OTHER INCOME		
FINRA (NASD) refund	0	0
Interest and dividend income	0	32
Total other income	**0**	**32**
NET LOSS	**$ (5,715)**	**$ (6,897)**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

		2012		2011
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(5,715)	$	(6,897)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation		0		0
Change in operating assets and liabilities:				
Accounts receivable		0		0
Prepaid & Other Expenses		342		423
Accounts Payable		0		0
Due to/ from parent		0		0
Net cash used by operations		(5,373)		(6,474)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Capital contributions by parent company		5,188		6,738
NET CHANGE IN CASH		(185)		264
Cash and cash equivalents At beginning of year		6,755		6,491
CASH and CASH EQUIVALENTS AT END OF YEAR	$	6,570	$	6,755
Cash paid for income taxes	$	0	$	0
Cash paid for interest expense		0		0

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

	CAPITAL STOCK COMMON	ADDITIONAL PAID-IN CAPITAL	RETAINED DEFICIT	TOTAL
Balances at January 1, 2011	$ 603	$ 381,391	$ (372,623)	$ 9,371
Capital contributions, 2011		6,738		6,738
Net loss, 2011			(6,897)	(6,897)
Balances at December 31, 2011	603	388,129	(379,520)	9,212
Capital contributions, 2012		5,188		5,188
Net loss, 2012			(5,715)	(5,715)
Balances at December 31, 2012	**$ 603**	**$ 393,317**	**$ (385,235)**	**$ 8,685**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2012	2011
NET CAPITAL		
Total stockholder's equity	$ 8,685	$ 9,212
Deduct stockholder's equity not allowable for net capital	0	0
Total stockholder's equity qualified for net capital	8,685	9,212
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net cap.		
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated liabilities	8,685	9,212
Deductions and /or charges- assets not readily convertible to cash	(2,115)	(2,457)
Net capital before haircuts on securities position	6,570	6,755
Haircuts on securities	0	0
NET CAPITAL	$ 6,570	$ 6,755
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet	0	0
Items not included in the balance sheet	0	0
Total aggregate indebtedness	$ 0	$ 0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	0	0
Minimum dollar net capital required of broker-dealer	5,000	5,000
Net capital required	**$ 5,000**	**$ 5,000**
EXCESS NET CAPITAL	1,570	1,755
EXCESS NET CAPITAL AT 100%	6,570	6,755
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%	0.00%

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2012	2011
RECONCILIATION WITH COMPANY'S COMPUTATION (including in Part II of Form X-17a-5		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,570	$ 6,755
Net audit adjustments	0	0
Other items	0	0
NET CAPITAL PER ABOVE	**$ 6,570**	**$ 6,755**

IICC Tradeco, Inc.
Focus Reports
FYE 2012

	Q1	Q2	Q3	Q4		Total	from TB	Variance	Comments
Revenue:									
1 Commissions	-	-	-	-		-			
7 Fees/ Interest Income	-	-	-	-		-	0		
Total Revenue	-	-	-	-		-	0	-	
Expenses:									
14 Regulatory Fees	1,507	450	100	731		2,788	2688	(100)	Difference in expenses classification categories between
15 Other	2,902		-	25		2,927	3027	100	Regulatory Fees and Other Expenses in the TB
Total Expenses	4,409	450	100	756		5,715	5,715	(0)	
22 Net Income / (Loss)	(4,409)	(450)	(100)	(756)	$	**(5,715)**	(5715)	(0)	